March 25, 2020

Kathleen Winters
Chief Financial Officer
Automatic Data Processing, Inc.
ADP Boulevard
Roseland, NJ 07068

       Re: Automatic Data Processing, Inc.
           Form 10-K for the Year Ended June 30, 2019
           Filed August 9, 2019
           File No. 001-05397

Dear Ms. Winters:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology